UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40066

Ferguson (Jersey) Limited

(formerly known as Ferguson plc)

(Exact name of registrant as specified in its charter)

1020 Eskdale Road,

Winnersh Triangle, Wokingham,

Berkshire, RG41 5TS, United Kingdom

+44 (0) 118 927 3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares of 10 pence

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On August 1, 2024, the registrant implemented a new corporate structure by completing the merger (the “Merger”) of Ferguson (Jersey) 2 Limited (“Merger Sub”), a newly formed Jersey incorporated private limited company and direct, wholly owned subsidiary of Ferguson Enterprises Inc., a Delaware corporation (the “Company”), with and into the registrant, with the registrant surviving the Merger as a direct, wholly owned subsidiary of the Company and Merger Sub ceasing to exist, on the terms and subject to the conditions of the Merger Agreement, dated as of February 29, 2024, by and among the Company, Merger Sub and Ferguson plc. As a result of the Merger, the Company became the successor issuer to Ferguson plc, which was renamed “Ferguson (Jersey) Limited” and changed its status to a private company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ferguson (Jersey) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 12, 2024	By:	/s/ Katherine McCormick
	Name:	Katherine McCormick
	Title:	Director and Company Secretary